Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to incorporation by reference to Registration Statement No. 333-184559 on Form F-10 and Registration Statement No. 333-174115 on Form S-8 and to the use of our reports dated February 12, 2013 relating to the consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to a transaction that took place between entities under common control) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

March 25, 2013

Calgary, Canada